UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 333-217231

BEARING LITHIUM CORP.
(Translation of registrant’s name into English)

1400-1111 W Georgia St.

Vancouver, BC

Canada V6E 4G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 1, 2017 Bearing Lithium Corp. issued a news release, filed herewith as exhibit 99.1, announcing the appointment of Dr. Lee Sungwon to its Board of Directors.

Exhibit No.

99.1	News Release Dated November 1, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEARING LITHIUM CORP.

/s/ Jeremy Poirier
Jeremy Poirier
President, Chief Executive Officer, Director

November 1, 2017

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